Citigroup Global Markets, Inc.
388 Greenwich Street
New York, New York 10013

June 21, 2007

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GSC Acquisition Company
Registration Statement on Form S-1 (SEC File No. 333-138832)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of GSC Acquisition Company that the effective date of the Registration Statement be accelerated so that it will be declared effective at 1:00 p.m., Eastern time, on June 25, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between June 7, 2007 and June 21, 2007, the undersigned effected a distribution of approximately 8,600 copies of the Preliminary Prospectus dated June 7, 2007 (the “Preliminary Prospectus”) to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

Very truly yours,

Citigroup Global Markets Inc., as Representatives for Underwriters

/s/ David Spivak

David Spivak
Managing Director